LIST OF SUBSIDIARIES

Name	Jurisdiction
Oncolytics Biotech (Barbados) Inc.	Barbados
Oncolytics Biotech (US) Inc.	Delaware
Oncolytics Biotech (U.K.) Inc.	England and Wales
Valens Pharma Ltd.	Alberta